# Distribution Strategies During Retirement

Steve Benjamin
Sit Mutual Funds
3300 IDS Center
612-359-2554
spb@sitinvest.com
www.sitfunds.com

April 2008

## CAUTION!

The information in this packet is provided for informational purposes only.

This information is subject to change at any time without notice.

Before making investment decisions, consult your tax adviser and/or financial planner.

## INTRODUCTION

## Investment Proverbs

- If it sounds too good to be true, it probably is.
- Flee from those who promise above market returns each year, every year.
- Understand the fees involved when investing.

## Investment Proverbs

- If you don't understand things, ask questions until you do.
- Looking at your investments online every day won't help them go up in value.
- You could be in big trouble if you spend too much of your nest egg during the first couple of years in retirement.

## Investment Proverbs

- Owning 1 stock is more risky than owning a bunch of stocks.
- Do NOT put all of your eggs in one basket.
- Spend your life wisely.
  -- Ross Levin

## Defined Benefit Plan

- A.k.a. pension plan
  - Way the world used to be
- Benefit was defined in the plan document
  - Company was responsible to pay you the benefit
- You didn't have to be your own retirement fund manager because the company did that work for you

## Defined Contribution Plan

- A.k.a. 401(k), 403(b), SIMPLE IRA, SEP-IRA
  - Way the world is today
- Contribution is defined in the plan document
  - Your own
  - The company's
  - Both
- You have to be your own retirement fund manager because the company won't do that work for you

## They're Dreaming

- 70% of Americans are "very" or "somewhat" confident that they will have enough money to live comfortably throughout retirement.
- 43% of Americans have tried to calculate how much money they will need throughout retirement.

Source: Employee Benefit Research Institute Retirement Confidence Survey 2007

## Just Do It

- Contribute to your 401(k)
  - At least get the full match!
- Save more each year
  - "SMarT" program
- Gabriella's story

## Begin With the End in Mind

- Estimate of how much you'll need at retirement
  - www.choosetosave.org/ballpark or see the hardcopy on the last page
  - Estimate how much to save each year based on whether or not you expect to receive Social Security, etc.

## Bond Basics

- Buying a bond makes you a <u>lender</u>
- You will receive interest and the amount you loaned when the bond matures
- The value of your bond will change
- Your potential gain is <u>limited</u>

## Stock Basics

- Buying a stock makes you an owner
- You may receive a dividend and will lose everything if the stock goes to zero
- The value of your stock will change
- Your potential gain is unlimited

## Limited…In a Way

- Owns 857,499,336 shares of Microsoft
- Recent price was $29
- $25 billion



## Bear Stearns ESOP

- 2006
  - $370 million
  - 8,468 participants
- Today?

BEAR STEARNS

## BSC – Past 12 Months



## Morningstar's Bond Fund Style Box

| Short-term | Intermediate-term | Long-term | |
|---|---|---|---|
| | | | High Quality |
| | | | Medium Quality |
| | | | Low Quality |

## Morningstar's Stock Fund Style Box

| Value | Blend | Growth | |
|---|---|---|---|
| | | | Large |
| | | | Mid |
| | | | Small |

## ENVIRONMENT

## Be Aware Of…

- Inflation Rate
- Investment Returns
- Tax Rates
- Life Expectancy
- Social Security

## Inflation

- 0.30%
  - Jan. 1 - $100
  - Dec. 31 - $100.30
- 4.1%
  - Jan. 1 - $100
  - Dec. 31 - $104.10

## Investment Returns

- Low return with low risk is the norm
- The more risk you take, the greater your potential return will be

## Accumulation

- During the accumulation phase, the order of investment returns makes no difference
- You still arrive at the same number
  - $100
  - Annual returns of +4%, +8%, -6%
  - $105.58

## Withdrawal

- During the withdrawal phase, the order of returns can make a big difference
- Start with:
  - $100,000
  - Withdraw 5% of this number each year ($5,000)

## +10%...+2%...-10%

| 1st Year | 2nd Year | 3rd Year |
|---|---|---|
| $100,000 | $105,000 | $102,100 |
| + 10% | + 2% | - 10% |
| $110,000 | $107,100 | $91,890 |
| - $5,000 | - $5,000 | - $5,000 |
| $105,000 | $102,100 | $86,890 |

## -10%...+2%...+10%

| 1st Year | 2nd Year | 3rd Year |
|---|---|---|
| $100,000 | $85,000 | $81,700 |
| - 10% | + 2% | + 10% |
| $90,000 | $86,700 | $89,870 |
| - $5,000 | - $5,000 | - $5,000 |
| $85,000 | $81,700 | $84,870 |
| Difference: | | |
| <$20,000 | <$20,400 | <$2,020 |

## Taxes

| Minnesota | Florida |
|---|---|
| $10,000 | $10,000 |
| -2,800 | -2,800 |
| 7,200 | 7,200 |
| - 700 | |
| $6,500 | $7,200 |

## No State Income Taxes

- AK, FL, NV, SD, TX, WA and WY have no state income tax
- NH and TN only tax interest and dividend income

## Taxes Reduce Returns

- Taxable at your ordinary income tax rate:
  - Interest from checking and savings accounts
  - Interest from CDs
  - Money market income
  - Corporate bond interest

## Tax Rules of Thumb

- Whenever possible, use up your lowest tax rate bucket (e.g. 15%)
  - e.g. converting to a Roth IRA
- Whenever possible, offset gains with losses
  - e.g. in non-retirement accounts
- Liquidate Roth IRA assets last

## Life Expectancy

- "Life expectancy climbed to a record high in 2003…" WSJ – March 1, 2005
- 60,000 Americans were over 100 years old in 2003
- Plan on living longer than you expect

## Social Security

- 78 million baby boomers
- 3.3 workers for every retiree today
  - 16:1 in 1950
  - Trust fund vs. Reform
- Every month you delay taking Social Security will increase your benefit (until 70)
  - http://www.ssa.gov/retire2/delayret.htm

## Add It All Up

Investment returns + Inflation +

Taxes + Lifespan + Social Security =

Uncertainty!

*Therefore, maintain flexibility.*

## FIRST – Identify Income Sources

- Pensions
- Social Security
- 401(k)
- IRA
- Other personal savings or assets
- Part-time work

## Divide Into Categories

- Static
  - Pension, Social Security
  - Monthly income
- Fluctuating
  - 401(k), IRA, other, part-time work
  - Balances

## SECOND – Identify Needs

- Identify all of your monthly expenses
  - Budgeting is critical
- Divide them between needs and wants
- Total each category
- Needs may be more than the amount received from the "Static" category

## Example

- After accounting for other income streams, you need $50,000 per year
  - Rule of thumb: withdraw just 4-5% per year
  - "Guardrails"
  - Adjust for inflation?
- Assume $1,000,000 nest egg
- How to structure portfolio?

## THIRD – Segmentation

- Next 3 years ($150,000)
  - Money market
- Next 4+ years ($850,000)
  - Bond funds (30% or $255,000)
    - Muni bond funds
  - Stock funds (70% or $595,000)
    - Growth, Value, International, Specialty
- Periodic harvesting
  - 5.89% per year

## Advanced Segmentation

- Next 2 years ($100,000)
  - Savings account, money market
- Next 3-4 years ($275,000)
  - Bond funds
- Next 5-8 years ($275,000)
  - Conservative stock funds
- Next 8+ years ($350,000)
  - Aggressive stock funds

## FOURTH – Assets

- Identify the name, type (e.g. large cap growth, mid cap blend) and market value of your "Fluctuating" assets
  - Convert the numbers to percentages for the types of investments you have
  - Make the necessary changes to your portfolio
- Harvest gains periodically

## Other Ideas

## Annuities

- Fixed, Variable, Immediate
- Your payout option will impact your payout amount
- Income is taxed at ordinary income tax rates
- Peace of mind…at a price

*Caution: Flexibility is lost.*

## Annuity Fees

- Mortality and Expense
  - Industry average was 1.15% (1997)
- Management
  - Industry average was .82% (1997)
- Surrender Charges
  - May run from 1-12 years
  - May start at 7%

## Bond Laddering

- Minimizes reinvestment risk
  - Avoids committing assets to a single rate of return
- Invest an equal amount in bonds that mature on different dates to get a blended income stream
  - e.g. 1 year, 2 year, etc. going out perhaps 10 years
  - Each maturity date represents a rung on the bond ladder

## 10-Year Forward Averaging

- Must have been born before 1936 and have been in retirement plan for 5 years (not for IRAs)
- Can use only once in your lifetime
- Lump sum distribution from retirement plan
- Calculate the tax on 1/10 of the amount using 1986 tax rates; multiply the tax owed by 10
- Other details! See IRS Form 4972

## Net Unrealized Appreciation (NUA)

- Take stock in-kind instead of rolling to IRA
- Assume $100,000 in company stock in your retirement plan
  - Cost basis is $10,000; pay tax on $10,000
  - 10% penalty if under 59½
- Pay capital gains taxes when stock is sold
  - If sold immediately for $100K, long term capital gain is $90K

## Reverse Mortgage

- Someone 62+ can access cash they need out of their home
- A bank uses your home as collateral and:
  - makes monthly payments to you or
  - gives you a lump sum or
  - sets up a line of credit for you
- Payments to you are based on your age, marital status, the home's value and interest rates

## Reverse Mortgage - Continued

- Principal, interest and fees accrue against the home's value and are paid to the bank when the home is sold
- *The Reverse Mortgage Handbook: A Consumer's Guide for Senior Homeowners* by T.E. Ballman (2004)
- **CAUTION**: Consider this very carefully. Typically, reverse mortgages are used only for those who can't make ends meet.

## Sale & Leaseback of Your Home

- Assume $300,000 home, $100,000 mortgage
- Sell your home, transfer title to the buyer, bank the $200K
- Continue to live in the home and pay rent to the new owner
  - If you earn 4.5% interest and pay $750/month in rent, you will never dip into your $200,000
  - If you earn 0% interest and pay $1,000/month in rent, your $200,000 will last 16 years

**CAUTION**: Consider this very carefully. Typically, sale and leasebacks are used only for those who can't make ends meet.

## Thank You!

- Steve Benjamin, CEBS, CRPC
  - 612-359-2554
  - spb@sitinvest.com
  - www.sitfunds.com

Choose to Save.® Ballpark E$timate®

# Get a Ballpark E$timate® of Your Retirement Needs.

***The ChoosetoSave.org and American Savings Education Council's Planning and Saving Tool***

Forget, for a moment, the complexity of planning and saving for a comfortable retirement. Use this print form Ballpark E$timate® worksheet to get an initial fix. Want a more "sophisticated" number? Go online at www.choosetosave.org and use the interactive version with more assumptions that you can change. By simplifying some issues, such as projected Social Security benefits and earnings assumptions on savings, the print version of Ballpark offers users a way to obtain a rough first estimate of what Americans need for retirement. The worksheet assumes you'll realize a constant real rate of return of 3% and that wages will grow at the same rate as inflation; however, it does provide the user an opportunity to take into account longevity risk.

For example, let's say Jane is a 35-year-old woman with two children, earning $30,000 per year. Jane has determined that she will need 70% of her current annual income to maintain her standard of living in retirement. Seventy percent of Jane's current annual income ($30,000) is $21,000 (Question 1). Jane would then subtract the income she expects to receive from Social Security ($12,000 in her case) from $21,000, equaling $9,000 (Question 2). This is how much Jane needs to make up for each retirement year.

Jane expects to retire at age 65 and if she is willing to assume that her life expectancy will be equal to the average female at that age (86), she would multiply $9,000 by 15.77 for a result of $141,930 (Question 3). Since Jane does not expect to retire before age 65, she does not answer Question 4. Jane has already saved $2,000 in her 401(k) plan. She plans to retire in 30 years so she multiplies $2,000 x 2.4 equaling $4,800 (Question 5). She subtracts that from her total, making her projected total savings needed at retirement $137,130. Jane then multiplies $137,130 x .020 = $2,742 (Question 6). This is the amount Jane will need to save in the current year for her retirement (it is assumed the annual contribution will increase with inflation in future years).

It is important to note that the calculation above assumed Jane would have an average life expectancy for a female already age 65. However, this will produce an amount that is too low in approximately ½ of all cases. If instead Jane wanted to have a sufficient amount ¾ of the time, she would base her calculations on a life expectancy of 92 (see the grid on step three of the calculation). This would necessitate multiplying $9,000 by 18.79 for a result of $169,110. All the remaining calculations would be similar and the contribution for the first year would increase to $3,286.

If Jane would prefer to save enough to have a sufficient amount 90 percent of the time, she would assume a life expectancy of 97. This would require a first year contribution of $3,671.

**Planning for retirement is not a one-size-fits-all exercise. The purpose of Ballpark is simply to give you a basic idea of the savings you'll need to make today for when you plan to retire.**

If you are married, you and your spouse should each fill out your own Ballpark E$timate® worksheet taking your marital status into account when entering your Social Security benefit in number 2 below.

1. **How much annual income will you want in retirement?** (Figure at least 70% of your current annual gross income just to maintain your current standard of living; however, you may want to enter a larger number. See the tips below.) $________

   Tips to help you select a goal:
   → 70% to 80% — You will need to pay for the basics in retirement, but you won't have to pay many medical expenses as your employer pays the Medicare Part B and D premium and provides employer-paid retiree health insurance. You're planning for a comfortable retirement without much travel. You are older and/or in your prime earning years.
   → 80% to 90% — You will need to pay your Medicare Part B and D premiums and pay for insurance to cover medical costs above Medicare, which on average covers about 55%. You plan to take some small trips, and you know that you will need to continue saving some money.
   → 100% to 120% — You will need to cover all Medicare and other health care costs. You are very young and/or your prime earning years are ahead of you. You would like a retirement lifestyle that is more than comfortable. You need to save for the possibility of long-term care.

2. **Subtract the income you expect to receive annually from:**
   - Social Security — If you make under $25,000, enter $8,000; between $25,000 - $40,000, enter $12,000; over $40,000, enter $14,500 (For married couples - the lower earning spouse should enter either their own benefit based on their income or 50% of the higher earning spouse's benefit, whichever is higher.) –$________
   - Traditional Employer Pension — a plan that pays a set dollar amount for life, where the dollar amount depends on salary and years of service (in today's dollars) –$________
   - Part-time income –$________
   - Other (reverse annuity mortgage payments, earnings on assets, etc.) –$________

   This is how much you need to make up for each retirement year: =$________

Now you want a Ballpark E$timate of how much money you'll need in the bank the day you retire. For the record, we assume you'll realize a constant real rate of return of 3% after inflation and you'll begin to receive income from Social Security at age 65.

3. **To determine the amount you'll need to save, multiply the amount you need to make up by the factor below.**

| Age you expect to retire: | Choose your factor based on life expectancy (at age 65): | | | | | |
|---|---|---|---|---|---|---|
| | Male, 50th percentile (age 82) | Female, 50th percentile (age 86) | Male, 75th percentile (age 89) | Female, 75th percentile (age 92) | Male, 90th percentile (age 94) | Female, 90th percentile (age 97) |
| 55 | 18.79 | 20.53 | 21.71 | 22.79 | 23.46 | 24.40 |
| 60 | 16.31 | 18.32 | 19.68 | 20.93 | 21.71 | 22.79 |
| 65 | 13.45 | 15.77 | 17.35 | 18.79 | 19.68 | 20.93 |
| 70 | 10.15 | 12.83 | 14.65 | 16.31 | 17.35 | 18.79 |

$______________

4. **If you expect to retire before age 65**, multiply your Social Security benefit from line 2 by the factor below.

| Age you expect to retire: | Your factor is: |
|---|---|
| 55 | 8.8 |
| 60 | 4.7 |

+$______________

5. **Multiply your savings to date by the factor below** (include money accumulated in a 401(k), IRA, or similar retirement plan).

| If you plan to retire in: | Your factor is: |
|---|---|
| 10 years | 1.3 |
| 15 years | 1.6 |
| 20 years | 1.8 |
| 25 years | 2.1 |
| 30 years | 2.4 |
| 35 years | 2.8 |
| 40 years | 3.3 |

–$______________

Total additional savings needed at retirement: =$______________

Don't panic. We devised another formula to show you how much to save each year in order to reach your goal amount. This factors in compounding. That's where your money not only makes interest, your interest starts making interest as well, creating a snowball effect.

6. **To determine the ANNUAL amount you'll need to save,** multiply the TOTAL amount by the factor below.

| If you want to retire in: | Your factor is: |
|---|---|
| 10 years | .085 |
| 15 years | .052 |
| 20 years | .036 |
| 25 years | .027 |
| 30 years | .020 |
| 35 years | .016 |
| 40 years | .013 |

=$______________

EBRI
EMPLOYEE BENEFIT RESEARCH INSTITUTE®

2121 K Street NW
Suite 600
Washington, DC 20037
www.ebri.org
www.choosetosave.org

This worksheet simplifies several retirement planning issues such as projected Social Security benefits and earnings assumptions on savings. It reflects today's dollars; therefore, you will need to re-calculate your retirement needs annually and as your salary and circumstances change.

It also assumes that your wages will increase in the future at the same rate as inflation. This compares with the 2005 intermediate assumptions by the Social Security trustees that wages will increase 1.1 percentage points faster than inflation. Situations in which the wage growth is larger than the inflation rate will often require a higher rate of savings than this worksheet suggests. Unfortunately, a paper worksheet using an example where wage growth is not equal to inflation would be much more complicated.

Should you want a ballpark estimate that allows you to assume a wage growth that is different from the rate of inflation, you will need to go to http://www.choosetosave.org/ballpark and use the interactive ballpark estimate worksheet.

The American Savings Education Council (ASEC) mission is to make savings and retirement planning a priority for all Americans. ASEC is a program of the Employee Benefit Research Institute Education and Research Fund. For information on becoming an ASEC Partner, visit www.asec.org